

07003907

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH. D.C. 186

SEC FILE NUMBER
8- 52638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesmart Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Penn Center West Six, Suite 211
(No. and Street)

Pittsburgh (City) PA (State) 15276 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Howgate (207-775-3451)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortin, Howgate & Harmon
(Name – *if individual, state last, first, middle name*)

210 Western Ave. (Address) South Portland (City) ME (State) 04106 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/13

OATH OR AFFIRMATION

I, Nicola Battaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invesmart Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Catherine F. Dickson, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires May 23, 2009
Member, Pennsylvania Association of Notaries

Nicola Batt
Signature

FINOP
Title

Catherine F. Dickson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Supplemental Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESMART SECURITIES, LLC
PITTSBURGH, PENNSYLVANIA

FINANCIAL REPORT
YEAR ENDED
DECEMBER 31, 2006

FORTIN, HOWGATE & HARMON

Certified Public Accountants
South Portland, Maine

INVESMART SECURITIES, LLC
DECEMBER 31, 2006

INDEX

FORTIN, HOWGATE & HARMON
Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fifteen
2 0 0 7

Independent Auditors' Report

Members
Invesmart Securities, LLC
Pittsburgh, Pennsylvania 15276

We have audited the accompanying balance sheets of Invesmart Securities, LLC as of December 31, 2006 and 2005 and the related statements of operations, cash flows, and changes in members' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invesmart Securities, LLC at December 31, 2006 and 2005 and the results of its operations, cash flows, and changes in members' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fortin, Howgate + Harmon

INVESMART SECURITIES, LLC
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS:		
Cash	$ 1,052,706	$ 1,380,745
Commissions Receivable	424,421	409,606
Prepaid Expenses	0	35,741
Total Current Assets	1,477,127	1,826,092
TOTAL ASSETS	$ 1,477,127	$ 1,826,092

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
CURRENT LIABILITIES:		
Due to Parent Company	$ 908,679	$ 1,124,942
Accrued Expenses	29,752	36,881
Total Current Liabilities	938,431	1,161,823
MEMBERS' EQUITY:		
Paid in Capital	709,403	709,403
Retained Earnings (Deficit)	(170,707)	(45,134)
Total Members' Equity	538,696	664,269
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,477,127	$ 1,826,092

See Notes to Financial Statements

INVESMART SECURITIES, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commission Income	$ 5,377,161	$ 5,692,138
EXPENSES:		
Management Fees	4,987,103	5,287,311
Professional Services	9,205	6,733
Insurance	10,901	5,581
Registrations, Licenses and Other Fees	107,052	57,976
Conferences and Continuing Education	5,600	5,600
Other Expenses	1,078	89
	5,120,939	5,363,290
NET OPERATING INCOME	256,222	328,848
OTHER INCOME	18,205	13,332
NET INCOME	$ 274,427	$ 342,180

See Notes to Financial Statements

INVESMART SECURITIES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 274,427	$ 342,180
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities:		
Commissions Receivable	(14,815)	(74,012)
Accrued Expenses and Prepaids	28,612	15,606
Net Cash Provided by Operating Activities	288,224	283,774
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Members	(400,000)	(200,000)
Loans From Parent Company	0	373,013
Repayment of Loans from Parent Company	(216,263)	0
Net Cash (Used) Provided by Financing Activities	(616,263)	173,013
NET (DECREASE) INCREASE IN CASH	(328,039)	456,787
CASH AT BEGINNING OF YEAR	1,380,745	923,958
CASH AT END OF YEAR	$ 1,052,706	$ 1,380,745

See Notes to Financial Statements

INVESMART SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Paid In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	$ 709,403	$ (187,314)	$ 522,089
Net Income- 2005	0	342,180	342,180
Less Distributions to Members	0	(200,000)	(200,000)
Balance, December 31, 2005	$ 709,403	$ (45,134)	$ 664,269
Net Income - 2006	0	274,427	274,427
Less Distributions to Members	0	(400,000)	(400,000)
Balance - December 31, 2006	$ 709,403	$ (170,707)	$ 538,696

See Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity:

Invesmart Securities, LLC (the Company) was formed as a limited liability company on February 29, 2000 and commenced operations in April of 2001. The Company is a broker-dealer engaged primarily in transactions in mutual funds. The Company does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc).

Limited Liability Company:

The financial statements included only those assets, liabilities and results of operations which relate to the business of Invesmart Securities, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Revenue:

Commission revenues from mutual fund companies are recorded on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - AFFILIATION:

Prior to July 10, 2006, Invesmart Securities, LLC was owned one hundred percent by Invesmart, Inc., a Delaware corporation. On July 10, 2006, Invesmart, Inc. was purchased by StanCorp Financial Group, Inc. (SFG), an Oregon corporation, and became a wholly owned subsidiary of SFG. Effective January 1, 2007, Invesmart Securities, LLC was combined with StanCorp Equities, Inc., the broker dealer of SFG.

NOTE 3 - RELATED PARTY TRANSACTIONS:

Management Agreement:

Invesmart Securities, LLC entered into a management agreement with its parent company, Invesmart, Inc., on September 20, 2000. Under the agreement, the management Company will assist Invesmart Securities in the day to day operation of Invesmart Securities and the management of its business, including financial services management, information systems, bookkeeping, record keeping, clerical services, and provide various other administrative functions.

NOTE 3 - RELATED PARTY TRANSACTIONS: (Cont'd)

As base compensation for the services to be provided by the management company, Invesmart Securities, LLC shall pay to the management company a management fee equal to a fixed fee of $118,811 per month plus 90% of the excess remaining net operating income. Net operating income is defined as all of the earned income of Invesmart Securities, received from all sources, less all expenses accrued and payable by Invesmart Securities for the respective month, exclusive of the management fee. In addition to the management fee, the management company may invoice Invesmart Securities for overhead expenses in the amounts reasonably determined by the management company. The total management fees incurred by the Company in 2006 and 2005 were $4,987,103 and $5,287,311, respectively.

Due to Parent Company:

Invesmart Securities, LLC has received advances from its parent Company. There is no interest being charged on the advances. The advances are unsecured with no specific repayment terms. The balances as of December 31, 2006 and 2005 were $908,679 and $1,124,942, respectively.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed eight times net capital, as defined. At December 31, 2006, the Company's net capital for regulatory purposes was $114,275, which exceeded its required net capital of $62,562 by $51,713, and the percentage of aggregate indebtedness to net capital was 821%.

NOTE 5 - INCOME TAXES:

The Company will file a consolidated income tax return with its parent company. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of of the parent company. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 6 - CONCENTRATION OF CREDIT RISK:

The Company maintains a business money market account and a business checking account at one bank. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at this institution exceeds Federally insured limits. The amount in excess of the FDIC limit totaled $852,705 as of December 31, 2006, and $1,180,745 as of December 31, 2005.

ADDITIONAL INFORMATION

INVESMART SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2006

CREDITS:		
Members' Equity	$	538,696
DEBITS:		
Nonallowable Assets:		
Nonallowable Receivable from Brokers or Dealers		424,421
Total Debits		424,421
TOTAL CAPITAL		114,275
MINIMUM NET CAPITAL - THE GREATER OF 6 2/3% of AGGREGATE INDEBTEDNESS OF $62,562 OR $5,000.		62,562
EXCESS NET CAPITAL	$	51,713
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		821%
TOTAL AGGREGATE INDEBTEDNESS	$	938,431

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing with the computation included in this report.

INVESMART SECURITIES, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5
PART 11A FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2006

NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2006 UNAUDITED FILING OF PART 11A OF FORM X-17A-5	$ 114,275
NET ADJUSTMENTS	0
NET CAPITAL AS REPORTED ON PAGE 8 OF THIS REPORT	$ 114,275

INVESMART SECURITIES, LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) of that Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

FORTIN, HOWGATE & HARMON
Certified Public Accountants
210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fifteen
2 0 0 7

Members
Invesmart Securities, LLC
Pittsburgh, Pennsylvania 15276

In planning and performing our audit of the financial statements of Invesmart Securities, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Invesmart Securities, LLC including consideration of control activities for safeguarding securities that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used for any other purpose.

Fortin, Howgate + Harmon

END